UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)

Burger King Holdings, Inc.
(Name of Subject Company)

Burger King Holdings, Inc.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

121208201
(CUSIP Number of Class of Securities)

Anne Chwat, Esq.
General Counsel
Burger King Holdings, Inc.
5505 Blue Lagoon Drive
Miami, Florida 33126
(305) 378-3000
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Kara L. MacCullough, Esq.	Eileen T. Nugent, Esq.
Laurie L. Green, Esq.	Richard J. Grossman, Esq.
Holland & Knight LLP	Thomas W. Greenberg, Esq.
701 Brickell Avenue, Suite 3000	Skadden, Arps, Slate,
Miami, FL 33131	Meagher & Flom LLP
(305) 374-8500	4 Times Square
New York, New York 10036
(212) 735-3000

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Burger King Holdings, Inc., a Delaware corporation (the “Company”), on September 16, 2010, and amended on September 29, 2010. The Statement relates to the offer by Blue Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Blue Acquisition Holding Corporation, a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company at a purchase price of $24.00 per share, net to the sellers in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 16, 2010, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Parent and certain of its affiliates, including Purchaser, with the SEC on September 16, 2010.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3, “Arrangements with Current Executive Officers and Directors of the Company,” is hereby amended and supplemented by replacing the first paragraph under the heading “Equity Awards” on page 6 of the Statement with the following:

“The following table shows the amount in cash that each executive officer is expected to receive pursuant to the Merger Agreement, based on equity awards held as of September 13, 2010 and accrued but unpaid dividend equivalents with respect to unvested Restricted Stock Units and Performance Based Stock Units, assuming the Acceleration Time occurs on October 15, 2010 as a result of the cancelation of all Stock Options, Restricted Stock Units and Performance Based Stock Units held by the Company’s executive officers.”

Item 3, “Arrangements with Current Executive Officers and Directors of the Company,” is hereby amended and supplemented by replacing the first table under the heading “Equity Awards” on page 6 of the Statement with the following:

				Accrued but
				Unpaid
			Performance-	Dividends on
			Based and	Performance
	Vested Stock	Unvested Stock	Restricted	Based and Restricted
“Executive Officer	Options ($)	Options ($)	Stock Units ($)	Stock Units ($)	Total ($)

John W. Chidsey	17,154,523	3,583,134	6,763,392	97,018	27,598,067
Ben K. Wells	1,274,398	834,230	1,547,688	11,594	3,667,910
Anne Chwat	1,175,140	581,122	968,856	10,015	2,735,133
Peter C. Smith	807,153	563,161	903,960	9,037	2,283,311
Charles M. Fallon, Jr.	1,387,295	937,936	988,056	9,656	3,322,943
Julio A. Ramirez	205,229	510,234	1,104,384	16,863	1,836,710
Natalia Franco	—	181,468	344,448	1,326	527,242
Kevin Higgins	47,620	392,307	571,104	4,065	1,015,096	”

Item 3, “Arrangements with Current Executive Officers and Directors of the Company,” is hereby amended and supplemented by adding the following sentence to the end of the second footnote under the heading “Potential Payments Upon a Change in Control” on page 10 of the Statement:

“Such amounts do not include the pro rata amounts credited at the time the Merger closes to the accounts of each executive pursuant to the Company’s Executive Retirement Program, which amounts are as follows: $12,114 to Mr. Chidsey, $6,099 to Mr. Wells, $5,238 to Ms. Chwat, $5,077 to Mr. Smith, $5,808 to Mr. Fallon, $4,786 to Mr. Ramirez, and $4,066 to Ms. Franco.”

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by adding the following sentence to the end of the fourth full paragraph under the heading “Background of the Offer and Merger; Reasons for Recommendation — Background of the Offer and Merger” on page 14 of the Statement:

“The March 29th Proposal did not contain information regarding potential compensation with respect to, or post-Closing equity for, the current executives or employees of the Company.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by adding the following sentence after the eighth sentence in the fourth paragraph under the heading “Background of the Offer and Merger; Reasons for Recommendation — Background of the Offer and Merger” on page 21 of the Statement:

“The representatives of the Sponsors discussed with the Company Board the possibility of the Sponsors entering into customary tender agreements in connection with the proposed transaction.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by adding the following sentence after the first sentence in the second full paragraph under the heading “Background of the Offer and Merger; Reasons for Recommendation — Background of the Offer and Merger” on page 22 of the Statement:

“The Company believed that the interests of the Sponsors in a sale of all of their shares of Company Common Stock in a transaction with 3G Capital would be aligned with the interests of the public stockholders of the Company, and accordingly, no special committee of the Company Board, which excluded the representatives of the Sponsors, was appointed.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by adding the following sentence to the end of the second full paragraph under the heading “Background of the Offer and Merger; Reasons for Recommendation — Background of the Offer and Merger” on page 25 of the Statement:

“The news articles did not materially affect the discussions with 3G Capital. After release of the news articles, the Company did not receive any unsolicited inquiries with respect to any other potential third party acquisitions.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by adding the following sentence to the end of the fourth full paragraph under the heading “Background of the Offer and Merger; Reasons for Recommendation — Background of the Offer and Merger” on page 26 of the Statement:

“Based on their familiarity with potential buyers, including the strategic buyer that the Company identified as the most likely strategic acquirer, the representatives of Morgan Stanley and Goldman Sachs believed that the 21 buyers contacted were the most likely to potentially pursue a transaction.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by adding the following text after the first bullet point under the heading “Background of the Offer and Merger; Financial Terms; Fairness Opinions; Certainty of Value” on page 27 of the Statement:

‘‘ • Represented a premium of 45.9% over the closing price of the Company Common Stock on August 31, 2010.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by adding the following sentence to the end of the paragraph titled “Securities Research Analysts’ Future Price Targets” under the heading “Opinion of the Company’s Financial Advisors — Morgan Stanley” on page 34 of the Statement:

“The cost of equity discount rate used to derive the present value of the securities research analysts’ future price targets was 9.5%.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by adding the following to the end of the third paragraph of the subsection titled “Peer Group Comparison” under the heading “Opinion of the Company’s Financial Advisors — Morgan Stanley” on page 35 of the Statement:

“Morgan Stanley observed the following multiples with respect to the peer group companies:

Ratio	Low		High		Median		Mean

Aggregate Value to Estimated Calendar 2010 EBITDA	5.5	x	10.2	x	8.5	x	8.2	x
Price to Estimated Calendar 2010 Earnings	9.9	x	18.3	x	14.5	x	14.3	x
Price to Estimated Calendar 2010 Earnings Growth	0.9	x	2.0	x	1.2	x	1.3	x”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by adding the following sentences to the end of the fourth paragraph of the subsection titled “Peer Group Comparison” under the heading “Opinion of the Company’s Financial Advisors — Morgan Stanley” on page 35 of the Statement:

“Morgan Stanley observed the following multiples with respect to the peer group companies:

													Papa
													John’s
	McDonald’s		Tim Horton’s		Yum! Brands,		Domino’s		Sonic		Wendy’s Arby’s		International		Jack in the
Ratio	Corporation		Inc.		Inc.		Pizza, Inc.		Corporation		Group Inc.		Inc.		Box Inc.

Aggregate Value to Estimated Calendar 2010 EBITDA	10.2	x	10.1	x	9.7	x	9.0	x	8.1	x	6.8	x	5.9	x	5.5	x
Price to Estimated Calendar 2010 Earnings	16.1	x	18.3	x	16.8	x	9.9	x	14.5	x	—		13.2	x	11.6	x
Price to Estimated Calendar 2010 Earnings Growth	1.6	x	1.2	x	1.4	x	0.9	x	1.1	x	2.0	x	1.2	x	0.9	x”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by adding the following sentence to the end of the paragraph titled “Discounted Equity Value Analysis” under the heading “Opinion of the Company’s Financial Advisors — Morgan Stanley” on page 36 of the Statement:

“In performing the discounted equity value analysis, Morgan Stanley utilized a P/E multiple of 12.0x because it approximates the Company’s current P/E trading multiple and utilized a P/E multiple of 15.0x because it approximates the Company’s historic P/E trading multiple since its initial public offering in 2006. The cost of equity discount rate used to derive the present value of the estimated future price per share was 9.5%.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by deleting the tables of domestic and international transactions in the subsection titled “Analysis of Selected Precedent Transactions” under the heading “Opinion of the Company’s Financial Advisors — Morgan Stanley” on page 36 of the Statement and replacing them with the following tables:

“Domestic Transactions

			Aggregate
			Value to
		Announcement	LTM EBITDA
Acquiror	Target	Date	Ratio

Oak Hill Capital Partners	Dave & Busters	5/3/10	7.6	x
Apollo Management	CKE Restaurants	4/24/10	6.1	x
Golden Gate Capital	On-The-Border Cafes, Inc.	3/23/10	—
Friedman Fleischer & Lowe	Church’s Chicken	6/9/09	7.7	x
Golden Gate Capital	Romano’s Macaroni Grill	8/18/08	3.0	x
Triarc Companies, Inc.	Wendy’s International, Inc.	4/24/08	9.1	x
LNK Partners	ABP Corporation	1/16/08	—
Sun Capital Partners (Barbeque Integrated, Inc.)	Smokey Bones Barbeque and Grill (Darden)	12/4/07	4.3	x
Ruth’s Chris Steak House Inc.	Mitchell’s Fish Market	11/6/07	—
Darden Restaurants Inc.	RARE Hospitality International Inc.	8/16/07	11.8	x
Sun Capital Partners Inc.	Boston Market Corporation	8/6/07	—
IHOP Corp.	Applebee’s International, Inc.	7/16/07	10.4	x
Seminole Hard Rock Hotel & Casino	Hard Rock Café International, Inc.	12/7/06	—
Bain Capital Partners LLC & Catterton Partners	OSI Restaurant Partners, Inc.	11/6/06	8.8	x
Black Canyon and BRS	Logan’s Roadhouse	10/30/06	6.8	x
Catterton Partners & Oak Investment Partners	Cheddar’s Inc.	8/28/06	—
Buffet’s, Inc.	Ryan’s Restaurant Group, Inc.	7/24/06	10.9	x
CCMP Capital Advisors LLC	The Quizno’s Corporation	3/20/06	—
Services Acquisition Corp. International	Jamba Juice Company	3/13/06	—

Aggregate
Value to
		Announcement	LTM EBITDA
Acquiror	Target	Date	Ratio

Carlyle Group, Bain Capital, THL Partners	Dunkin Brands Inc.	12/12/05	12.9	x
Trimaran Capital Partners, Inc.	El Pollo Loco, Inc.	9/28/05	12.5	x
Management	Au bon Pain, Inc.	5/18/05	—
Arcapita Inc.	Church’s Chicken	11/1/04	—
Catterton Partners	First Watch Restaurants, Inc.	9/1/04	—
Wendy’s International Inc.	Fresh Enterprises Inc. (Baja Fresh)	5/31/02	16.3x

International Transactions

			LTM
		Announcement	AV/EBITDA
Acquiror	Target	Date	Multiple

Bridgepoint Capital Ltd.	Pret A Manger	2/22/08	—
Rome Bidco (Paladin Partners and Saratoga)	Caffe Nero Group PLC	12/7/06	15.1	x
CDC Capital Investissement	Quick Restaurant NV	10/25/06	10.0	x
Foodco Pastries	Tele Pizza SA	2/20/06	15.4	x
Investor Group	PizzaExpress PLC	5/13/03	6.2	x
TPG, Bain Capital, GS Capital Partners	Burger King Corp.	7/25/02	—	”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by adding the following sentence to the end of the paragraph titled “Discounted Equity Value Analysis” under the heading “Opinion of the Company’s Financial Advisors — Morgan Stanley” on page 36 of the Statement:

“In performing the discounted equity value analysis, Morgan Stanley utilized a P/E multiple of 12.0x because it approximates the Company’s current P/E trading multiple and utilized a P/E multiple of 15.0x because is approximates the Company’s historic P/E trading multiple since its initial public offering in 2006. The cost of equity discount rate used to derive the present value of the estimated future price per share was 9.5%.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by adding the following to end of the third paragraph of the subsection titled “Analysis of Selected Precedent Transactions” under the heading “Opinion of the Company’s Financial Advisors — Morgan Stanley” on page 37 of the Statement:

“Morgan Stanley observed the following multiples with respect to the selected precedent transactions:

Ratio	Low		High		Median		Mean

Aggregate Value to LTM EBITDA	3.0	x	16.3	x	9.0	x	9.2x”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by adding the following sentences as the ninth and tenth sentences of the paragraph titled “Discounted Cash Flow Analysis” under the heading “Opinion of the Company’s Financial Advisors — Morgan Stanley” on page 37 of the Statement:

“The range of terminal multiples was selected based on an analysis of trading multiples for companies in the quick service restaurant sector and on the experience and judgment of Morgan Stanley. For purposes of this analysis, Morgan Stanley included stock-based compensation expense.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by adding the following sentences as the last sentence of the paragraph titled “Discounted Cash Flow Analysis” under the heading “Opinion of the Company’s Financial Advisors — Morgan Stanley” on page 37 of the Statement:

“In performing the discounted cash flow analysis for the five cases described above, Morgan Stanley observed that there was substantial overlap with respect to (i) the ReFranchise Case and the Moderate Growth Case, and (ii) the Economic Expansion Case and the Risk Neutral Case, and therefore presented the overlapping cases in a range.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by adding the following sentence as the last sentence of the paragraph titled “Leverage Buyout Analysis” under the heading “Opinion of the Company’s Financial Advisors — Morgan Stanley” on page 38 of the Statement:

“In performing the leveraged buyout analysis for the five cases described above, Morgan Stanley observed that there was substantial overlap with respect to (i) the ReFranchise Case and the Moderate Growth Case, and (ii) the Economic Expansion Case and the Risk Neutral Case, and therefore presented the overlapping cases in a range.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by deleting the second sentence of the paragraph titled “Leveraged Buyout Analysis” under the heading “Opinion of the Company’s Financial Advisors — Morgan Stanley” on page 38 of the Statement and replacing it with the following:

“For purposes of this analysis, Morgan Stanley assumed that the capital structure of the Company that would result from the theoretical transaction would be similar to the capital structure proposed by Parent and the Purchaser (with respect to both debt and equity) and that such a financial buyer would attempt to realize a return on its investment in fiscal year 2015.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by adding the following sentence as the fifth sentence of the paragraph titled “Leveraged Buyout Analysis” under the heading “Opinion of the Company’s Financial Advisors — Morgan Stanley” on page 38 of the Statement:

“Morgan Stanley assumed a required internal rate of return ranging from 17.5% to 22.5% for purposes of this analysis based on its experience and judgment with respect to the likely requirements of a financial buyer pursing a leverage buyout transaction.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by deleting all references to “Forecast” or “ReFranchise Plan” under the heading “Opinion of the Company’s Financial Advisors — Goldman Sachs” on pages 39 to 43 of the Statement and, in each case, replacing it with “Refranchise Case”.

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by deleting the parenthetical “(such ReFranchise Plan being referred to as the “Forecast”)” in the final bullet point in the third paragraph under the heading “Opinion of the Company’s Financial Advisors — Goldman Sachs” on page 39 of the Statement.

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by deleting the third sentence of the third full paragraph under the heading “Opinion of the Company’s Financial Advisors — Goldman Sachs — Selected Public Companies Analysis” on page 41 of the Statement and replacing it with the following:

“With respect to the Company and the selected companies, Goldman Sachs calculated (1) enterprise value, which is the market value of common equity (and preferred stock, if any) plus the book value of debt less cash, as a multiple of earnings before interest, taxes, depreciation and amortization, or EBITDA, for the latest twelve months ended August 30, 2010; and (2) enterprise value as a multiple of EBITDA for estimated calendar years 2010 and 2011, respectively, based on IBES estimates and/or other Wall Street research.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by deleting the range of “9.6x — 10.0x” with respect to LTM for Large Cap Index public companies and replacing it with a range of “9.6x — 10.4x” in the first table under the heading “Opinion of the Company’s Financial Advisors — Goldman Sachs — Selected Public Companies Analysis” on page 42 of the Statement.

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by deleting the range of “9.1x — 122.2x” with respect to CY2011E for QSR Index public companies and replacing it with a range of “9.1x — 22.2x” in the second table under the heading “Opinion of the Company’s Financial Advisors — Goldman Sachs — Selected Public Companies Analysis” on page 42 of the Statement.

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by deleting the bullet point list of transactions under the heading “Opinion of the Company’s Financial Advisors — Goldman Sachs — Selected Transactions Analysis” on pages 42 to 43 of the Statement and replacing it with the following table:

		LTM
	Enterprise Value	EV/EBITDA
“Transaction	($ in millions)	Multiple

Oak Hill Capital Partners, L.P. / Dave & Buster’s, Inc. (May 2010)	$570	7.6	x
Apollo Management, L.P. / CKE Restaurants, Inc. (April 2010)	694	6.6
Tilman J. Fertitta / Landry’s Restaurants, Inc. (June 2008)	1,183	6.7
Triarc Companies, Inc. / Wendy’s International, Inc. (April 2008)	2,677	8.9
Darden Restaurants, Inc. / RARE Hospitality International, Inc. (August 2007)	1,400	11.7
IHOP Corp. / Applebee’s International, Inc. (June 2007)	2,100	10.5
Bain Capital Partners LLC and Catterton Partners and Company / OSI Restaurant Partners, LLC (November 2006)	3,001	10.6
Merrill Lynch Global Private Equity, Inc. / NPC International, Inc. (March 2006)	615	6.7
JP Morgan Partners LLC / Quiznos Master LLC (March 2006)	1,438	10.6
Bain Capital Partners LLC, the Carlyle Group and Thomas H. Lee Partners LP / Dunkin’ Brands, Inc. (December 2005)	2,425	13.3
Caxton-Iseman Capital, Inc. / Buffets Holdings, Inc. (June 2000)	575	5.0
Sbarro Family / Sbarro, Inc. (January 1999)	585	7.4
Bain Capital, Inc. / Domino’s Pizza, Inc. (September 1998)	1,075	8.2	”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by deleting the third sentence of the paragraph under the heading “Opinion of the Company’s Financial Advisors — Goldman Sachs — Illustrative Present Value of Future Share Price Analysis” on page 43 of the Statement and replacing it with the following:

“Goldman Sachs calculated the implied present values per share by applying price to forward earnings per share multiples ranging from 12.3x to 14.8x earnings per share of Company Common Stock for each of the fiscal years 2011 to 2015 based on the Refranchise Case. These illustrative price to earnings multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account historical average price to earnings multiples for the Company’s Common Stock during the period beginning with the date of the initial public offering of the shares of Company Common Stock (May 18, 2006) through August 30, 2010. In conducting its illustrative present value of future stock price analysis, Goldman Sachs then used a discount rate of 10%, derived by utilizing a cost of equity analysis based on the capital asset pricing model and taking into account certain financial metrics, including betas, for the Company, as well as certain financial metrics for the United States equity markets generally, and assumed a yearly dividend of $0.25 with a constant dividend payout yield of 1.5% over such time period. This applied discount rate of 10% was based upon Goldman Sachs’ judgment of an illustrative rate based upon the above analysis.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by deleting the first paragraph under the heading “Opinion of the Company’s Financial Advisors — Goldman Sachs — Illustrative Discounted Cash Flow Analysis” on page 43 of the Statement and replacing it with the following:

“Goldman Sachs performed an illustrative discounted cash flow analysis on the Company using the Refranchise Case. Goldman Sachs calculated indications of the net present value of free cash flows for the Company for the years 2011 through 2015. Stock based compensation expenses were treated as a cash expense for purposes of determining these unlevered free cash flows. Goldman Sachs then calculated illustrative value indications per share of Company Common Stock using the Refranchise Case and selected terminal one-year forward EBITDA multiples ranging from 6.0x 2015 EBITDA to 7.5x 2015 EBITDA in order to calculate the terminal value based upon several factors, including analysis of the one-year forward EBITDA multiples of selected companies which exhibited similar business characteristics to the Company. Goldman Sachs then discounted these terminal values to illustrative present values using a range of discount rates from 8.0% to 10.0%, which were derived by utilizing a weighted average cost of capital analysis based on the capital asset pricing model and taking into account certain financial metrics, including betas, for the Company, as well as certain financial metrics for the United States equity markets generally. The applied discount rates ranging from 8.0% to 10.0% were based upon Goldman Sachs’ judgment of an illustrative range based upon the above analysis. This analysis resulted in a range of illustrative per share of Company Common Stock values of $20.73 to $27.74.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by adding the following sentence after the second sentence in the second paragraph under the heading “Opinion of the Company’s Financial Advisors — Goldman Sachs — Illustrative Discounted Cash Flow Analysis” on page 43 of the Statement:

“The range of projected annual EBITDA growth rates were derived by Goldman Sachs utilizing its professional judgment and experience, based upon historical earnings growth rates for the Company and guidance on different possible outcomes provided by the Company’s management.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by deleting the last sentence of the first paragraph on page 44 under the heading “Opinion of the Company’s Financial Advisors — Goldman Sachs — Illustrative Discounted Cash Flow Analysis” on page 44 of the Statement and replacing it with the following:

“This analysis, assuming a 9% discount rate and 6.6x 2015 EBITDA multiple, representing the average of the range of discount rates and 2015 EBITDA multiples applied in the illustrative discounted cash flow analysis above, resulted in an implied present value per share of Company Common Stock range of $17.76 to $26.59.”

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Item 5, “Persons/Assets Retained, Employed, Compensated or Used,” is hereby amended and supplemented by inserting the following sentence at the end of the first paragraph under the heading “Persons/Assets Retained, Employed, Compensated or Used” on page 46 of the Statement:

“It is the Company’s understanding that during the two year period prior to September 2, 2010, Morgan Stanley has not been engaged by 3G Capital to provide investment banking services for which its has received compensation.”

Item 5, “Persons/Assets Retained, Employed, Compensated or Used,” is hereby amended and supplemented by inserting the following sentence at the end of the first full paragraph under the heading “Persons/Assets Retained, Employed, Compensated or Used” on page 46 of the Statement:

“Other than such expense reimbursements and indemnification obligations, the Company will not owe Goldman Sachs any fees or other amounts if the transaction is not consummated and the Company does not receive the termination fee described in (ii), so long as in connection therewith, the Company does not enter into another transaction.”

Item 5, “Persons/Assets Retained, Employed, Compensated or Used,” is hereby amended and supplemented by inserting the following sentence after the eighth sentence in the second full paragraph under the heading “Persons/Assets Retained, Employed, Compensated or Used” on page 46 of the Statement:

“However, during the two year period prior to September 2, 2010, Goldman Sachs has not been engaged by the Company to provide investment banking services unrelated to the transaction for which its Investment Banking Division has received compensation.”

Item 5, “Persons/Assets Retained, Employed, Compensated or Used,” is hereby amended and supplemented by inserting the following sentence at the end of the second full paragraph under the heading “Persons/Assets Retained, Employed, Compensated or Used” on page 46 of the Statement:

“It is the Company’s understanding that during the two year period prior to September 2, 2010, Goldman Sachs has not been engaged by 3G Capital to provide investment banking services for which its Investment Banking Division has received compensation.”

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 6, “Interest in the Securities of the Subject Company,” is hereby amended and supplemented by deleting all references to “Performance Based Restricted Stock Units” and, in each case, replacing them with “Performance Based Stock Units”.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8, “Additional Information-Litigation,” is hereby amended and supplemented by adding the following as the third paragraph under the heading “Litigation” on page 52 of the Statement:

On September 27, 2010, another putative stockholder class action suit captioned Robert DeBardelaben v. Burger King Holdings, Inc., et al., C.A. No. 5850- was filed in the Delaware Court of Chancery against the

Individual Defendants, Burger King, 3G, 3G Capital, Parent, and Purchaser. The complaint generally alleges that the Individual Defendants breached their fiduciary duty to maximize stockholder value by entering into the proposed transaction via an unfair process and at an unfair price, and that the Merger Agreement contains provisions that unreasonably dissuade potential suitors from making competing offers. The complaint further alleges that the Individual Defendants engaged in self-dealing and obtained for themselves personal benefits not shared equally by the stockholders. Specifically, the complaint includes allegations that the “Top-Up” will likely lead to a short form merger without obtaining stockholder approval, that the termination fees are unreasonable that the “no shop” restriction impermissibly constrains the Company’s ability to communicate with potential acquirers, and that the consideration to be received by the Company’s stockholders is unfair and inadequate. The complaint also contains allegations related to purported deficiencies in the Company’s public disclosures. The complaint further alleges that the Company and 3G aided and abetted these alleged breaches of fiduciary duty. The complaint seeks class certification, injunctive relief, including enjoining the Merger and rescinding the Merger Agreement, unspecified damages, and costs of the action as well as attorneys’ and experts’ fees. On September 29, 2010, the Delaware Court of Chancery consolidated the Quieroz and DeBardelaben actions into one action, captioned In re Burger King Holdings, Inc. Shareholders Litigation, Consol. C.A. No. 5808-VCP.

Item 8, “Additional Information-Litigation,” is hereby amended and supplemented by adding the following paragraph to the end of such subsection:

“The Company’s counsel, on behalf of the Company and 3G Capital, has reached an agreement in principle regarding supplemental disclosures contained in this Amendment with both the plaintiffs to the Florida and Delaware purported class action lawsuits in connection with the transactions contemplated by the Merger Agreement. The Company and 3G Capital are in the process of negotiating appropriate settlement documents with such plaintiffs and their counsels, including the fees payable to plaintiffs’ counsels.”

Item 8, “Additional Information,” is hereby amended and supplemented by deleting the parenthetical “(the “Five-Year Projections”)” in the second full sentence of the first paragraph under the heading “Additional Information — Certain Company Projections” on page 53 of the Statement and replacing it with “(the “Five-Year Projections” or the “Refranchise Case”)”

Item 8, “Additional Information,” is hereby amended and supplemented by inserting before the second to last sentence of the first paragraph under the heading “Additional Information — Certain Company Projections” on page 53 of the Statement the following:

“Such other projections assumed that (i) the Company would operate in a continued recessionary economic environment (the “Recessionary Projections”), (ii) the Company would operate in a moderately improved economic environment (the “Moderate Growth Projections”) (iii) the Company would operate in a significantly improved economic environment (the “Economic Expansion Projections”) and (iv) the Company would operate in an economic environment without any macroeconomic risks to pricing and costs (e.g., commodities, labor, inflation, etc.) (the “Risk Neutral Projections”). A summary of the Recessionary Case, the Moderate Growth Case, the Economic Expansion Case and the Risk Neutral Case have been included by the Company below. None of the Recessionary Case, the Moderate Growth Case, the Economic Expansion Case or the Risk Neutral Case were provided to Parent or Purchaser.”

Item 8, “Additional Information,” is hereby amended and supplemented by replacing the fifth bullet point following the table titled “Five-Year Projections” under the heading “Additional Information — Certain Company Projections” on page 56 of the Statement with the following:

‘‘ • EPS assumes 36% Estimated Tax Rate for all years presented.”

Item 8, “Additional Information,” is hereby amended and supplemented by adding the following before the first full paragraph under the heading “Additional Information — Certain Company Projections” on page 56 of the Statement with the following:

“The following key assumptions underlie the Recessionary Case, the Moderate Growth Case and the Economic Expansion Case:

•	Fixed cost growth with inflation of 2 — 4% across all regions

•	Debt refinancing in early fiscal year 2012

•	Additional capital expenditures for reimaging in fiscal years 2012 — 2014

•	EPS assumes 36% Estimated Tax Rate for all years presented

Recessionary Projections

The following is a summary of the Recessionary Projections (dollars in millions, except per share information):

	FY 2011	FY 2012	FY 2013	FY 2014	FY 2015

Revenue	$2,571	$2,607	$2,704	$2,803	$2,903
EBIT	344	353	392	436	488
EPS	1.39	1.37	1.57	1.79	2.07
EBITDA(1)	463	485	529	574	621
Free Cash Flow	293	329	358	391	424

The key assumptions underlying the summary Recessionary Projections include:

•	Comparable Sales of -0.2% in fiscal year 2011, 2.3% in fiscal year 2012, 2.4% in fiscal year 2013, 2.4% in fiscal year 2014 and 2.4% in fiscal year 2015

•	Comparable Traffic of 1.3% in fiscal year 2011, -0.12% in fiscal year 2012, 0.02% in fiscal year 2013, 0.12% in fiscal year 2014 and 0.22% in fiscal year 2015

•	General and Administrative Expense growth rate of 2 — 3% per year

•	Royalty Rate of 4.5%

•	137.3 million weighted average shares outstanding for all years presented and no dilutive effect of compensation grants

Moderate Growth Projections

The following is a summary of the Moderate Growth Projections (dollars in millions, except per share information):

	FY 2011	FY 2012	FY 2013	FY 2014	FY 2015

Revenue	$2,571	$2,657	$2,755	$2,856	$2,958
EBIT	344	380	420	464	518
EPS	1.39	1.50	1.70	1.93	2.22
EBITDA(1)	463	511	556	603	651
Free Cash Flow	293	343	376	410	444

The key assumptions underlying the summary Moderate Growth Projections include:

•	Comparable Sales of 1.6% in fiscal year 2011, 2.3% in fiscal year 2012, 2.4% in fiscal year 2013, 2.4% in fiscal year 2014 and 2.4% in fiscal year 2015

•	Comparable Traffic of 1.3% in fiscal year 2011, -0.12% in fiscal year 2012, 0.02% in fiscal year 2013, 0.12% in fiscal year 2014 and 0.22% in fiscal year 2015

•	General and Administrative Expense growth rate of 2 — 3% per year

•	Royalty Rate of 4.5%

•	137.3 million weighted average shares outstanding for all years presented and no dilutive effect of compensation grants

Economic Expansion Projections

The following is a summary of the Economic Expansion Projections (dollars in millions, except per share information):

	FY 2011	FY 2012	FY 2013	FY 2014	FY 2015

Revenue	$2,571	$2,673	$2,803	$2,940	$3,082
EBIT	344	392	452	515	585
EPS	1.39	1.55	1.85	2.17	2.55
EBITDA(1)	463	524	590	656	722
Free Cash Flow	293	353	401	450	497

The key assumptions underlying the summary Economic Expansion Projections include:

•	Comparable Sales of 1.6% in fiscal year 2011, 2.3% in fiscal year 2012, 2.4% in fiscal year 2013, 2.5% in fiscal year 2014 and 2.6% in fiscal year 2015

•	Comparable Traffic of 1.3% in fiscal year 2011, -0.12% in fiscal year 2012, 0.02% in fiscal year 2013, 0.12% in fiscal year 2014 and 0.22% in fiscal year 2015

•	Flat General and Administrative Expense growth

•	Royalty Rate of 4.5%

•	137.3 million weighted average shares outstanding for all years presented and no dilutive effect of compensation grants

Risk Neutral Projections

The following is a summary of the Risk Neutral Projections (dollars in millions, except per share information):

	FY 2011	FY 2012	FY 2013	FY 2014	FY 2015

Revenue	$2,573	$2,694	$2,816	$2,939	$3,064
EBIT	350	431	489	546	619
Profit Before Tax	298	368	432	496	577
EPS	1.39	1.71	2.01	2.31	2.69
EBITDA(1)	463	556	618	677	747

The key assumptions underlying the summary Risk Neutral Projections include:

•	Comparable Sales of 1.6% in fiscal year 2011, 2.7% in fiscal year 2012, 2.8% in fiscal year 2013, 2.9% in fiscal year 2014 and 2.8% in fiscal year 2015

•	Comparable Traffic of 1.3% for all years presented

•	General and Administrative Expense growth rate of 1 — 2% per year

•	EPS assumes 36% Estimated Tax Rate for all years presented

•	Royalty Rate of 4.5%

•	137.3 million weighted average shares outstanding for all years presented and no dilutive effect of compensation grants

(1)	EBITDA is a non-GAAP financial measure. EBITDA is defined as earnings (net income) before interest, taxes, depreciation and amortization, and is used by management to measure operating performance of the business. The Company also uses EBITDA as a measure to calculate certain incentive based compensation and certain financial covenants related to the Company’s credit facility and as a factor in the Company’s tangible and intangible asset impairment test. Management believes EBITDA is a useful measure as it reflects certain operating drivers of the Company’s business, such as sales growth, operating costs, selling, general and administrative expenses and other operating income and expense.”

Item 8, “Additional Information,” is hereby amended by adding the following:

“As part of its efforts to complete the financing of the Merger, on October 1, 2010, the Purchaser priced its offering of $800 million in aggregate principal of senior notes due 2018. The closing of the notes offering and the payment of the proceeds to the Purchaser, as well as the other aspects of the Purchaser’s financing of the Merger, remain subject to satisfaction or waiver of conditions. The senior notes and related guarantees will be offered in the United States to qualified institutional buyers pursuant to Rule 144A under the Securities Act and outside the United States pursuant to Regulation S under the Securities Act. The notes and the related guarantees have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

The foregoing description shall not constitute an offer to sell nor the solicitation of an offer to buy the senior notes or any other securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any person to whom, such an offer, solicitation or sale is unlawful. Any offers of the senior notes will be made only by means of a private offering memorandum.”

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

BURGER KING HOLDINGS, INC.

By:	/s/ John W. Chidsey
Name:     John W. Chidsey

Title:	Chairman and Chief Executive Officer

Dated: October 4, 2010